Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Penn West Petroleum Ltd.

We consent to the use of our reports dated March 9, 2016 with respect to the consolidated financial statements of Penn West Petroleum Ltd., which comprise the consolidated balance sheet as at December 31, 2015, and the consolidated statements of loss, statement of changes in shareholders’ equity and cash flows for the year ended December 31, 2015, and a summary of significant accounting policies and other explanatory information, and the effectiveness of internal control over financial reporting of Penn West Petroleum Ltd. as at December 31, 2015, included in an exhibit to the Annual Report (Form 40-F) for the year ended December 31, 2015.

“signed” Ernst & Young LLP

Calgary, Canada

March 9, 2016